EXHIBIT 14

Declaration of Conformity with the German Corporate Governance Code

The Management Board and the Supervisory Board of EPCOS AG have issued, on December 10, 2003 the German Corporate Governance Code.

In the period since our last Declaration of Conformity was issued on October 16, 2002, EPCOS has complied and continues to comply with the recommendations of the Government Commission on the German Corporate Governance Code (in the version issued May 21, 2003) with the following exceptions, some of which were only temporary:

•	Compensation of the members of the Supervisory Board does not contain any variable component linked to the Company’s performance (Code section 5.4.5, paragraph 2, sentence 1). By keeping compensation separate from business success, every conceivable conflict of interests with the Supervisory Board’s monitoring functions is to be avoided.

•	In the past, no extra compensation was paid to the chair and members of the Supervisory Board committees (Code section 5.4.5, paragraph 1, sentence 3). However, pursuant to a decision of the Annual General Meeting on February 12, 2003, the Articles of Association have been amended to include a provision on such compensation that now complies with the recommendation of the Code.

•	The directors’ and officers’ liability insurance policies taken out by EPCOS AG for members of the Management Board and Supervisory Board do not provide for any deductibles (Code section 3.8, paragraph 2). This cover is provided under a group insurance policy to a wide range of executives inside and outside Germany, and it would be inappropriate to distinguish between members of the Boards and other executives. Moreover, deductibles are not customary outside Germany.

•	The stock option plan approved by the Annual General Meeting in 1999 and the stock option plan that we will propose to the Annual General Meeting on February 11, 2004, are not based on comparative parameters (Code section 4.2.3, paragraph 2, sentence 2). It would be very difficult for EPCOS to define a relative performance target based on a comparative index, because no index for the passive electronic components industry is available on the market. Furthermore, independent attempts to compile an industry index suitable for comparison would not work owing to the small number of listed competitors.

•	The Supervisory Board did not arrange for a possibility of limitation (cap) for extraordinary, unforeseen developments in connection with stock options granted to the Management Board to date (Code section 4.2.3, paragraph 2, sentence 4), because the 1999 stock option plan does not provide for such an arrangement. Consequently, the options granted to the Management Board in December 2003 from the last tranche of this stock option plan will likewise be issued without a cap. However, the 2004 stock option plan, which we will propose to the Annual General Meeting on February 11, 2004, expressly authorizes the Supervisory Board to introduce a cap corresponding to the Code recommendation.

Munich, December 10, 2003

On behalf of the Management Board Gerhard Pegam President and Chief Executive Officer	On behalf of the Supervisory Board Klaus Ziegler Chairman